FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 6, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS to Increase Ownership of MGTS to 94.1%

September 06, 2011

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or the “Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that MTS has presented an indicative offer to Sistema JSFC (“Sistema” — LSE: SSA), the largest public diversified financial corporation in Russia and the CIS, for the acquisition of Sistema Inventure CJSC (“Sistema Inventure”), which directly owns 29% of the voting stock of Moscow City Telephone Network (“MGTS”).  The transaction would increase MTS’s ownership of MGTS to 94.1%.

Under the proposed terms, subsidiaries of MTS would acquire a 100% stake in Sistema Inventure for RUB 10.56 billion in equity and, by doing so assume RUB 10.44 billion(1) of debt entirely owed to Sistema held by Sistema Inventure. Upon completion of the transaction, MTS’s ownership stake in MGTS would rise to 99.1% of ordinary shares and 69.7% of preferred shares, which total 94.1% of MGTS charter capital.

MTS believes the transaction, when completed, is fully in line with its 3i Strategy, will enhance its leadership position in the Moscow telecommunications market, the most lucrative in Russia.  At this time, MTS intends to eventually merge it fully into MTS.  Such a merger would ultimately allow MTS to develop new products and services, more rapidly implement its investment programs to enhance MGTS’s fixed-line networks and potentially realize full synergies within the Group in excess of RUB 14 billion.

The completion of the transaction is contingent upon the recommendation of the Special Committee of Independent Directors of MTS’s Board of Directions, approval by the MTS Board of Directors and a resolution by Sistema’s Board of Directors.  MTS has already received approval for the acquisition from the Federal Antimonopoly Service (FAS).  The acquisition is expected to be completed by year’s end.

Mr. Andrei Dubovskov, the President and CEO of MTS, highlighted: “Control of our assets enhances both our operational and financial capabilities, while providing a better experience for our customers.  This acquisition will allow us to more quickly execute on our regional investment projects, which will greatly enhance the capabilities and performance of our networks and make the Moscow market among the best-served Internet markets in the world.  Meanwhile, greater ownership will allow us to better realize synergies and generate more value for our shareholders.”

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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(1)  Calculated under Russian Accounting Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: September 6, 2011

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